Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 20 DATED NOVEMBER 18, 2016
TO THE PROSPECTUS DATED FEBRUARY 17, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated February 17, 2016, as supplemented by supplement no. 5 dated April 26, 2016, supplement no. 17 dated October 13, 2016, supplement no. 18 dated November 3, 2016 and supplement no. 19 dated November 15, 2016. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition of a 292-unit apartment building in North Hollywood, California.
Acquisition of the Lofts at NoHo Commons
On November 16, 2016, we, through a joint venture (the “Lofts at NoHo Commons Joint Venture”) between our indirect wholly owned subsidiary and Noho Commons Pacific Investors LLC (the “JV Partner”), acquired a 292-unit apartment building in North Hollywood, California (the “Lofts at NoHo Commons”). Neither the JV Partner nor the seller is affiliated with us or our advisor.
We own a 90% equity interest in the Lofts at NoHo Commons Joint Venture. The JV Partner is the managing member of the joint venture; however, its authority is limited, as we must give approval of major decisions involving the business of the joint venture or the Lofts at NoHo Commons and its operations, in the manner set forth in the joint venture agreement. Income, losses and distributions are generally allocated based on the members’ respective equity interests, subject to adjustments based on certain performance thresholds set forth in the joint venture agreement. Additionally, in certain circumstances described in the joint venture agreement, we and the JV Partner may be required to make additional capital contributions to the Lofts at NoHo Commons Joint Venture, in proportion to the members’ respective equity interests. An indirect wholly owned subsidiary of the JV Partner will act as property manager for the Lofts at NoHo Commons.
The purchase price of the Lofts at NoHo Commons was $102.5 million plus closing costs. The Lofts at NoHo Commons Joint Venture funded the acquisition of the Lofts at NoHo Commons with capital contributions from its members and with proceeds from the Lofts at NoHo Commons Mortgage Loan (described below). We funded our contribution to the joint venture with proceeds from this offering.
The Lofts at NoHo Commons was built in 2007 and is currently 93% leased.
Related Financing of the Lofts at NoHo Commons
On November 16, 2016, in connection with the acquisition of the Lofts at NoHo Commons, the Lofts at NoHo Commons Joint Venture entered into a multifamily loan and security agreement with Wells Fargo Bank, National Association (the “Lender”), an unaffiliated lender, for borrowings of $72.1 million, secured by the Lofts at NoHo Commons (the “Lofts at NoHo Commons Mortgage Loan”).
The Lofts at NoHo Commons Mortgage Loan matures on December 1, 2019, with two one-year extension options, subject to certain terms and conditions contained in the loan documents. The Lofts at NoHo Commons Mortgage Loan bears interest at a floating rate of 266 basis points over one-month LIBOR. Monthly payments are interest only with the entire unpaid principal balance and all outstanding interest and fees due at maturity. The Lofts at NoHo Commons Joint Venture has the right to prepay the loan in whole subject to, in certain circumstances, a prepayment fee, and other terms and conditions as described in the loan documents.

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